UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

Rayton Solar, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-4933370
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1729 21st Street

Santa Monica, CA 90404

(Full mailing address of principal executive offices)

(310) 458-5900

Issuer’s telephone number, including area code

RAYTON SOLAR, INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (unaudited)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our company,” “us,” and “our” refer to Rayton Solar, Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations for the Six Months Ended June 30, 2017 and 2016

General and administrative expenses increased to $823,077 from $732,322 for the six months ended June 30, 2017 and 2016, respectively. General and administrative expenses increased primarily as a result of higher stock-based compensation expense and higher legal expenses.

Sales and marketing expenses increased to $1,483,904 from $335,333 for the six months ended June 30, 2017 and 2016, respectively. Sales and marketing expenses increased primarily as a result of the issuance of 500,000 shares of common stock with a fair value of $760,000 for video production services.

Research and development expenses increased to $273,249 from $72,210 for the six months ended June 30, 2017 and 2016, respectively. Research and development expenses increased primarily as a result of higher material expense and higher salary expense.

Liquidity and Capital Resources

We have an accumulated deficit at June 30, 2017 of $5,398,765. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our obligations. At June 30, 2017, the Company had cash of $675,157. The Company is currently raising additional funds through a Regulation A (Tier 2) offering to finance its operations.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2017	2016
Net cash (used in) provided by:
Operating activities	$(1,388,171)	$(799,933)
Investing activities	$(689,930)	$(16,492)
Financing activities	$2,422,081	$1,555,100

Operating Activities

Cash used in operating activities increased to $1,388,171 from $799,933 for the six months ended June 30, 2017 and 2016, respectively. The increase in cash used in operating activities was primarily due to higher net loss and higher working capital usage.

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Investing Activities

Cash used in investing activities increased to $689,930 from $16,492 for the six months ended June 30, 2017 and 2016, respectively. The increase in cash used in investing activities is primarily due to deposits made towards the construction of a particle accelerator. Additional deposits will be made over the nine-month lead time required to build the particle accelerator.

Financing Activities

Cash provided by financing activities increased to $2,422,081 from $1,555,100 for the six months ended June 30, 2017 and 2016, respectively. The increase in cash provided by financing activities was primarily due to more issuances of common stock for cash, primarily related to the Company’s Regulation A (Tier 2) offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2016. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that can be expected for the year ending December 31, 2017.

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RAYTON SOLAR, INC.

BALANCE SHEETS

(UNAUDITED)

	June 30, 2017	December 31, 2016

ASSETS

Current Assets
Cash	$675,157	$331,177
Prepaid expenses	1,463	—
Other current assets	7,734	6,300
Total Current Assets	684,354	337,477

Property and equipment, net	631,824	27,108
Deferred offering costs	—	92,510
Other assets	84,406	5,523
Total Assets	$1,400,584	$462,618

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$32,293	$58,317
Accrued liabilities	1,601	9,116
Warrant liability	317,571	—
Total Current Liabilities	351,465	67,433

Noncurrent Liabilities
Long-term convertible debt – related party	—	150,000
Total Noncurrent Liabilities	—	150,000

Common stock, par value $0.0001; 200,000,000 shares authorized; 140,527,850 and 137,616,984 issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	14,053	13,762
Additional paid-in capital	6,631,946	3,055,850
Subscription receivable	(198,115)	(8,500)
Accumulated deficit	(5,398,765)	(2,815,927)
Total Stockholders’ Equity	1,049,119	245,185
Total Liabilities and Stockholders’ Equity	$1,400,584	$462,618

The accompanying notes are an integral part of these unaudited financial statements.

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RAYTON SOLAR, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30,
	2017	2016
Revenues	$—	$—

Operating Expenses
General and administrative	823,077	732,322
Sales and marketing	1,483,904	335,333
Research and development	273,249	72,210
Total Operating Expenses	2,580,230	1,139,865
Operating Loss	(2,580,230)	(1,139,865)

Other Expenses
Interest expense	2,608	2,438
Net Loss	$(2,582,838)	$(1,142,303)

Net Loss per Common Share – Basic and Diluted:	$(0.02)	$(0.01)
Weighted Average Common Shares Outstanding – Basic and Diluted	139,036,260	117,519,253

The accompanying notes are an integral part of these unaudited financial statements.

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RAYTON SOLAR, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,582,838)	$(1,142,303)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation	6,331	5,805
Stock-based compensation	1,224,772	321,727
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2,897)	3,150
Accounts payable	(26,024)	7,651
Accrued liabilities	(7,515)	4,037
Net cash used in operating activities	(1,388,171)	(799,933)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(14,797)	(16,492)
Construction in progress	(596,250)	—
Security deposit	(78,883)	—
Net cash used in investing activities	(689,930)	(16,492)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	2,709,461	1,555,100
Offering costs	(137,380)	—
Repayment of related party convertible debt	(150,000)	—
Net cash provided by financing activities	2,422,081	1,555,100

Increase in cash	343,980	738,675
Cash, Beginning of Period	331,177	364,351
Cash, End of Period	$675,157	$1,103,026

The accompanying notes are an integral part of these unaudited financial statements.

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RAYTON SOLAR, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders’ Deficit
Balance at December 31, 2016	137,616,984	$13,762	$3,055,850	$(8,500)	$(2,815,927)	$245,185
Sale of common stock for cash	2,410,866	241	2,898,835	(189,615)		2,709,461
Offering costs			(229,890)			(229,890)
Offering costs – warrants included in liabilities			(317,571)			(317,571)
Common stock issued for services	500,000	50	759,950			760,000
Stock option compensation			464,772			464,772
Net loss					(2,582,838)	(2,582,838)
Balance at June 30, 2017	140,527,850	$14,053	$6,631,946	$(198,115)	$(5,398,765)	$1,049,119

The accompanying notes are an integral part of these unaudited financial statements.

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RAYTON SOLAR, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2016 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2016 included within the Company’s Form 1-K as filed with the Securities and Exchange Commission.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and we have sustained losses since Inception. Because losses will continue until such time that the Company can procure equipment and complete development of its manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next twelve months, the Company intends to fund its operations through the sale of common stock to third parties through its Regulation A (Tier 2) offering and other means of financing as available. If we cannot raise additional short term capital, we may consume all of our cash reserved for operations and deposits on equipment. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Deferred Rent

When a lease includes fixed escalations of the minimum lease payments, rental expense is recognized on a straight-line basis over the term of the lease. The difference between the straight-lined rental expense and amounts payable under the lease is included within deferred rent.

Warrants

The Company accounts for warrants with anti-dilution (“down-round”) provisions under the guidance of ASC 815, Derivatives and Hedging (“ASC 815”), which require such warrants to be recorded as a liability and adjusted to fair value at each reporting period.

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The Company used the Black-Scholes method to calculate the fair value of such warrants and accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815.

Stock Based Compensation

The Company accounts for stock options issued to employees under Accounting Standards Codification (“ASC”) 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Recent Accounting Pronouncements

In July 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-11, Earnings Per Share (Topic 260) – Accounting for Certain Financial Instruments with Down Round Features, to change the classification analysis of certain equity-linked financial instruments with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. As a result, a freestanding equity-linked financial instrument no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity-classified instruments, the amendments require the effect of the down round feature to be recognized in earnings per share (“EPS”) when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. ASU 2017-11 is effective in annual periods beginning after December 15, 2019 and in interim periods within annual periods beginning after December 15, 2020. Upon adoption of ASU 2017-11, the new guidance must be applied retrospectively. The Company has not early adopted ASU 2017-11 and is currently evaluating the impact of adopting this standard on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including ASU 2017-11 above, that amend the original text of the ASC. The Company believes those updates issued-to-date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2017	December 31, 2016
Furniture and equipment	$44,149	$29,352
Leasehold improvements	—	15,500
Construction in progress	596,250	—
	640,399	44,852
Accumulated depreciation	(8,575)	(17,744)
	$631,824	$27,108

Depreciation expense for the six months ended June 30, 2017 and 2016 was $6,331 and $5,805, respectively.

During the six months ended June 30, 2017, the Company made deposits totaling $596,250 towards the construction of a particle accelerator in connection with its agreement with Phoenix Nuclear Labs, LLC and also wrote off $15,500 of fully depreciated leasehold improvements in connection with its relocation to a new facility.

NOTE 5 – CONVERTIBLE DEBT

During the year ended December 31, 2015, the Company entered into a convertible debt agreement with an entity co-owned by our Chief Executive Officer for $150,000. The note bore interest at 3.25% per annum with a 6% default rate. During the six months ended June 30, 2017, the Company repaid the convertible debt and related accrued interest.

Interest expense for the six months ended June 30, 2017 and 2016 was $2,608 and $2,438, respectively.

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NOTE 6 – COMMITMENTS & CONTINGENCIES

Leases

During the six months ended June 30, 2017, the Company entered into a new lease agreement for its facilities in Santa Monica, California. The lease has a term of three years and monthly lease payments ranging from $9,643 to $19,865. The following table summarizes the Company’s future minimum commitments under this lease agreement as of June 30, 2017:

2017 (July – December)	$112,350
2018	209,907
2019	216,204
2020	79,461

Research and Development Agreement

In March 2017, the Company amended its research and development agreement with Phoenix Nuclear Labs, LLC (“PNL”) to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

During the six months ended June 30, 2017, the Company made the first two milestone payments, totaling $596,250, related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction in progress within property and equipment.

NOTE 7 - STOCKHOLDERS’ EQUITY

Common Stock

During the six months ended June 30, 2017, there were 2,410,866 shares of common stock sold. Of these, 1,882,294 shares of common stock were sold through the Company’s Regulation A (Tier 2) offering. The Company received cash of $2,709,461 and recognized a subscription receivable of $189,615 related to the sale of these shares. In connection with the Regulation A (Tier 2) offering, the Company recognized offering costs of $547,461, which reduced additional paid-in capital. The offering costs include warrants issued to StartEngine Crowdfunding, Inc., as discussed below, with a fair value of $317,571 as of June 30, 2017.

Additionally, the Company issued 500,000 shares of common stock with a fair value of $760,000 for video production services, which are included within sales and marketing expenses.

Stock Options

During the six months ended June 30, 2017, the Company granted 1,725,000 options to various employees and contractors. Each option had a life of ten years, an exercise price of approximately $0.08, and vesting terms ranging from three to four years. The Company valued the options issued during the six months ended June 30, 2017 and those options issued to contractors that are required to be revalued using the Black-Scholes pricing model on the date of grant using the following inputs:

Expected life (years)	3.29 – 6.25
Risk-free interest rate	1.9%
Expected volatility	80.0%
Annual dividend yield	0.0%

The total value of the options issued during the six months ended June 30, 2017 was $2,522,900, which will be recognized over the vesting terms.

Stock option compensation of $464,772 and $17,727 was recognized during the six months ended June 30, 2017 and 2016, respectively.

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Warrants

Based on monies raised through our Regulation A offering during the six months ended June 30, 2017, the Company is required to issue 257,018 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The fair value of these warrants is recorded as a derivative liability and a reduction to additional paid-in capital since it is an offering cost. As of June 30, 2017, the Company had a derivative liability of $317,571 related to these warrants.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to June 30, 2017, the Company has drawn $1,223,066 out of escrow related to its ongoing Regulation A offering.

The Company has evaluated subsequent events that occurred after June 30, 2017 through September 28, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

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ITEM 4. EXHIBITS

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation (1)
2.2	Amendment to Certificate of Incorporation (1)
2.3	Bylaws (1)
2.4	First Amendment to Amended and Restated Bylaws (2)
6.1	Joint Development Agreement dated as of August 11, 2014 by and between Phoenix Nuclear Laboratories, LLC and the Company (1)
6.2	2014 Equity Incentive Plan (1)
6.3	Convertible Promissory Note with ReGen America Inc. (1)
6.4	First Amendment to Joint Development Agreement, Acknowledgement and Agreement as of March 10, 2017 by and between Phoenix Nuclear Laboratories, LLC and the Company

Notes:

(1)	Filed as an exhibit to our Offering Statement on Form 1-A/A filed with the SEC on December 22, 2016
(2)	Filed as an exhibit to our Offering Statement on Form 1-A/A filed with the SEC on December 20, 2016

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	Rayton Solar, Inc.

Date: September 28, 2017	By:	/s/ Andrew Yakub
Andrew Yakub
Chief Executive Officer

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